FORM 10-Q

EXHIBIT 11

HICKOK INCORPORATED
CONSOLIDATED STATEMENT OF COMPUTATION OF EARNINGS
PER COMMON SHARE AND COMMON SHARE EQUIVALENTS

Three Months Ended
December 31,
2008	2007

NET INCOME Net income (loss) applicable to common shares for basic earnings per share	$<1,145,353>	$1,108,889

Net income (loss) applicable to common shares for diluted earnings per share	$<1,145,353>	$1,108,889

SHARES OUTSTANDING Weighted average shares for basic earnings per share	1,248,095	1,226,437

Net effect of dilutive stock options - based on the treasury stock method using year-end market price, if higher than average market price	-*	78,624

Total shares for diluted earnings per share	1,248,095	1,305,061

Basic Earnings Per Common Share	$<.92>	$.90

Diluted Earnings Per Common Share	$<.92>	$.85

*  Net effect of stock options was antidilutive for the period.